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Exhibit 4.10

Supplementary Information dated as of November 2, 2004

Chapada Technical Report

        Information in this section of an economic, scientific or technical nature in respect of the Chapada Project is based upon the Chapada Technical Report entitled "Chapada Copper-Gold Project, Goias State, Brazil", dated August 2004, prepared by John Wells, Consultant of Mineral Processing, of Hatch and by Michael G. Hester, Vice-President and Principal Mining Engineer, of IMC, each of whom is a "Qualified Person" as such term is defined in National Instrument 43-101 ("NI 43-101"). Each of Hatch and John Wells and each of IMC and Michael G. Hester is independent of the Corporation within the meaning of NI 43-101. The following information, contained in the Chapada Technical Report, has been prepared with the consent of Hatch and John Wells and of IMC and Michael G. Hester, and, in some cases, is a direct excerpt from the Chapada Technical Report. The following information is subject to qualifications, assumptions and limitations contained in the Chapada Technical Report.

        IMC's scope of work in connection with the preparation of the Chapada Technical Report included mining reserves, production, capital and operating costs (mining development, mine infrastructure, mining equipment and mining operation). Hatch's scope of work included concentrator plant and general plant indirect capital and operating costs. Owner's costs are as provided by the Corporation. Hatch and IMC each reviewed and analyzed data provided by the Corporation, the previous property holder (Santa Elina) and consultants retained to perform studies (carried out over approximately the past 10 years).

Capital and Operating Costs

        The following table summarizes the pre-production capital costs. The initial capital requirement is estimated at $178 million in the initial two years of construction.

Summary of Chapada Project Capital Costs

Category	Amount
($ in millions)
Mining Development & Mine Infrastructure	12.1
Mining Equipment	12.6
Concentrator Plant Direct Costs	85.5
Concentrator Plant Indirect Costs	42.8
Concentrator Plant Contingency	21.4
General Plant Indirect Costs	2.4
Owner's Costs (Plant & Mine)	1.2

Total Pre-Production Capital	178.0

        Consistent with requirements for level 2 feasibility studies, the capital cost estimate is +/-15%. Sustaining capital over the 19-year life of the Chapada Project is estimated at $8.3 million for the process plant and $31.8 million for the mine. Closure (abandonment) costs are estimated to be $9 million in year 20. The feasibility study capital estimate was on the basis of an EPCM contracting approach. The use of fixed EPC contracts may increase capital costs. The Corporation is currently evaluating the merits of the various approaches.

        The following table summarizes the total life of project operating costs for the Chapada Project.

Summary of Chapada Project Operating Costs

Description	Per Tonne of Ore	Per Year
	($/tonne)	($ in millions)
Mining	0.759(1)	11.880
Processing	1.773	27.729
General, Administrative, Indirect & Technical Services	0.307	4.801
Environmental Operations	0.015	0.235

Sub-total — site operating costs	2.855	44.644
Contingency on site operating costs	0.143	2.232

Total Site Operating Cost	2.998	46.876

(1)
The mining cost is per tonne of ore, not per tonne total of material. This is consistent with the cost per tonne of material and average strip ratio during commercial production.

        As shown above, life of mine site operating costs are estimated to be approximately $3.00 per tonne of ore. Average annual site operating costs during the 19 years of operation are estimated to be approximately $47 million.

Mine Production

        The mine plan contemplates average annual production of approximately 130 million pounds of copper and 134,000 ounces of gold per year during the first five years of operation. Total payable copper of 1.9 billion pounds and total recoverable gold of 1.3 million ounces are estimated over the 19 year mine life. The production schedule is based on 16 million tonnes of ore per year. The first full year of mill production is scheduled at 12 million tonnes, 75% of full capacity, and is derived from ore mined during pre-production and the first year of production.

        The pre-production period requires the mining of 27 million tonnes of total material to expose sufficient ore to make it a reliable ore source for the start of commercial production in the first year of commercial production. The pre-production period will require two years, which allows for a ramp-up of mining capacity. The peak material movements during commercial production is 33 million tonnes of total material per year.

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Summary of Chapada Project Capital Costs
Summary of Chapada Project Operating Costs